

January 30, 2012

Via Facsimile
James T. McManus, II
Chief Executive Officer
Energen Corporation and Alabama Gas Corporation
605 Richard Arrington Jr. Boulevard North
Birmingham, AL 35203-2707

> **Re:** **Energen Corporation and Alabama Gas Corporation**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2010**
> **Filed February 25, 2011**
> **File No. 001-07810**

Dear Mr. McManus:

We have reviewed your filing and your correspondence dated January 17, 2012 and has the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Properties, page 13

Proved Undeveloped Reserves, Bcfe, page 14

1.   We note your presentation of the line item "Extensions, discoveries and acquisitions" in the reconciliation of changes for your year-end 2010 PUD reserves. Please expand this so that the acquisitions are disclosed separately from extensions and discoveries. Refer to Item 1203(b) of Regulation S-K and FASB ASC 932-235-50-5.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Ron Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact me at (202) 551-3745 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director